1 VEON EXECUTION GAINS MOMENTUM: ANOTHER QUARTER OF DOUBLE-DIGIT GROWTH RAISING FULL YEAR EBITDA GUIDANCE 3Q21 RESULTS October 28, 2021

2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. 3Q21 FINANCIAL RESULTS Serkan Okandan

3 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for the rest of 2021, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments related to the COVID-19 pandemic; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2021 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. PRESENTATION OF THE FINANCIAL RESULTS: All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, operational capex, capex intensity, net debt, equity free cash flow and local currency trends) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Reported growth is growth in Group’s reporting currency – USD. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

4 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. 3Q21 FINANCIAL RESULTS Serkan Okandan

KEY HIGHLIGHTS
Further progress with second quarter of double-digit growth

VEON

3Q21 RESULTS YOY TRENDS

TOTAL REVENUE	SERVICE REVENUE	DATA REVENUE	EBITDA
$2.005bn	$1.825bn	$685mn	$889mn
+11.2% local currency	**+9.4%** local currency	**+18.8%** local currency	**+9.1%** **+13.6%** norm.[1] local currency
+10.2% reported	+8.4% reported	+18.1% reported	+8.6% reported

9M21 RESULTS YOY TRENDS

TOTAL REVENUE	SERVICE REVENUE	DATA REVENUE	EBITDA
$5.736bn	$5.283bn	$1.964bn	$2.505bn
+9.7% local currency	**+8.0%** local currency	**+18.2%** local currency	**+8.7%** **+10.1%** norm[1] local currency
+5.0% reported	+3.3% reported	+13.4% reported	+4.2% reported

Growth in customer base across our markets continue
203mn Mobile customers
+5.5% YoY

Keeping the pace in 4G adoption
94mn 4G Users
+35.8% YoY

Further ahead in Digital services
21mn Financial Services MAU[2]
+34.1% YoY

4G coverage moves on
78%
+9p.p. YoY

1. YoY trend for EBITDA normalized for material one-off items in Pakistan, Kazakhstan and Uzbekistan as detailed in the 3Q21 Earnings Release
2. MAU – monthly active users

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the IFRS 5 requirements

5

3Q21 LOCAL CURRENCY PORTFOLIO PERFORMANCE
Strong YoY growth in revenues with healthy underlying profitability

VEON

Country	Revenue	EBITDA	Norm. EBITDA
RUSSIA	+8.2%	+1.9%	
PAKISTAN	+13.0%	-9.7%	+24.6%
KAZAKHSTAN	+25.5%	+36.7%	+26.7%
UKRAINE	+11.9%	+11.4%	
BANGLADESH	+7.2%	+3.6%	
UZBEKISTAN	+10.4%	+376.7%	+31.2%
GEORGIA	+21.4%	+33.6%	
KYRGYZSTAN	+2.6%	n.m.	

Note: Normalized (Norm.) EBITDA – EBITDA normalized for material one-off items

6

RUSSIA
Service revenue growth accelerates

3Q21 RESULTS YOY TRENDS

TOTAL REVENUE
75.3bn
RUB
+8.2%

SERVICE REVENUE
64.9bn
RUB
+4.7%

EBITDA
28.2bn
RUB
+1.9%

OPERATIONAL CAPEX
17.0bn
RUB
+6.5%

REVENUE AND YOY TRENDS
(RUB Billion and %)



-2.7%
- 6.8%
+8.2%
74.7
69.6
75.3
3Q19
3Q20
3Q21

4G USERS AND PENETRATION
(3 month active, million and %)



38%
46%
53%
19.7
21.7
25.4
3Q19
3Q20
3Q21

DOUBLE/MULTIPLAY 4G CUSTOMERS[1]



54%
64%
70%
31%
39%
46%
3Q19
3Q20
3Q21
Share of monthly active users
Revenue share

- Strong service revenue trends +4.7% YoY, improving throughout the quarter
- Ongoing network modernization and 4G rollout resulted in improved customer experience
- 4G penetration reaches 53% of base, further increase in double and multiplay 4G users
- Beeline rebranding launched on 14 October 2021 using as motto: "We are on your side"
- In Moscow, our NPS increased 8 percentage points year over year
- Announced the sale of Russian tower assets for RUB70.7bn (c. USD970mn equivalent)

1. For all country slides, doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology, and multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products. For the full definition please refer to the Main Definitions slide

7

8 UKRAINE Strong performance in revenue and EBITDA continues 4G USERS AND PENETRATION (3 month active, million and %) DOUBLE/MULTIPLAY 4G CUSTOMERS • 4G users grew by 2.8 million (+32%) YoY, driving higher usage of digital services • 75% of 4 main highways connecting Ukraine with other countries covered by 4G • Kyivstar remains the market leader in FTTB, with subscribers +9.5% and revenues up 16% YoY • Helsi.me and Kyivstar joined forces in fight against coronavirus, promoting vaccination • Kyivstar recognized as the "Company of the Year" in the Telecom Awards 2021 5.8 6.5 7.3 3Q19 3Q20 3Q21 6.3 8.8 11.6 24% 34% 44% 3Q19 3Q20 3Q21 20% 30% 39% 31% 45% 56% 3Q19 3Q20 3Q21 Share of monthly active users Revenue share REVENUE AND YOY TRENDS (UAH Billion and %) +18.3% +11.6% +11.9% TOTAL REVENUE 7.3bn +11.9% SERVICE REVENUE +11.9% EBITDA 4.9bn +11.4% OPERATIONAL CAPEX +10.7% UAH UAH UAH UAH 3Q21 RESULTS YOY TRENDS 7.2bn 1.2bn

PAKISTAN

Market-leading position anchored on 4G and digital services

3Q21 RESULTS YOY TRENDS

TOTAL REVENUE
57.3bn
PKR
+13.0%

SERVICE REVENUE
52.5bn
PKR
+12.9%

EBITDA
28.4bn
PKR
9.7%
+24.6% norm.[1]

OPERATIONAL CAPEX
9.5bn
PKR
+186%

REVENUE AND YOY TRENDS
(PKR Billion and %)



-7.0%
+11.5%
+13.0%
45.4
50.7
57.3
3Q19
3Q20
3Q21

4G USERS AND PENETRATION
(3 month active, million and %)



22%
35%
47%
13.0
22.2
33.8
3Q19
3Q20
3Q21

DOUBLE/MULTIPLAY 4G CUSTOMERS



26%
38%
50%
12%
18%
27%
3Q19
3Q20
3Q21
Share of monthly active users
Revenue share

- Jazz continued to deliver double-digit revenue growth with data revenue +25.5% YoY
- Excluding one-time impact of prior year reversal, EBITDA in 3Q21 would have been +24.6% YoY
- 4G users up more than 50% YoY, supporting growth in digital services
- Jazz reached 20.3mn MAU in 3Q21 across financial services and entertainment apps
- JazzCash MAU grew by 43.6% YoY to 13.9mn with total value of transactions up by 45.9% YoY

1. YoY trend for EBITDA normalized for material one-off item in Pakistan as detailed in the 3Q21 Earnings Release

9

10 KAZAKHSTAN Second consecutive quarter of growth above 20% 4G USERS AND PENETRATION (3 month active, million and %) DOUBLE/MULTIPLAY 4G CUSTOMERS • Kazakhstan is a model operation: 4G penetration at 62%, population coverage up 17% YoY • Data revenue grew by 40.3% as a result of strong demand for 4G and digital services • Impressive growth of 137% YoY in multiplay segment • Fixed broadband customer base exceed 500,000, up 13% YoY. • 250+ project: Beeline Kazakhstan connected an additional 193 new rural settlements 44.5 50.9 63.9 3Q19 3Q20 3Q21 4.0 4.8 6.1 39% 50% 62% 3Q19 3Q20 3Q21 28% 40% 51% 49% 62% 73% 3Q19 3Q20 3Q21 Share of monthly active users Revenue share REVENUE AND YOY TRENDS (KZT Billion and %) +13.7% +14.4% +25.5%TOTAL REVENUE 63.9bn +25.5% SERVICE REVENUE +61.6bn +23.2% EBITDA 36.8bn +36.7% +26.7% norm.1 OPERATIONAL CAPEX 10.2bn +43.5% KZT KZT KZT KZT 3Q21 RESULTS YOY TRENDS 1. YoY trend for EBITDA normalized for material one-off item in Kazakhstan as detailed in the 3Q21 Earnings Release

11 BANGLADESH 4G rollout enables strong growth in data consumption REVENUE AND YOY TRENDS (BDT Billion and %) 4G USERS AND PENETRATION (3 month active, million and %) DOUBLE/MULTIPLAY 4G CUSTOMERS • 4G expansion bearing fruit despite the challenging market conditions • Total 4G subscribers increased 63% YoY, up 2.4x over the past two years • Data usage rose by +78.4% YoY, enabling a 32% YoY growth in mobile data revenue • Toffee reached 6.3 million active users, number of watch sessions up 5.1x YoY • Capex performance due to phasing, will resume at required intensity 11.4 11.5 12.4 3Q19 3Q20 3Q21 3.4 7.0 11.4 10% 21% 33% 3Q19 3Q20 3Q21 5% 11% 19% 11% 23% 39% 3Q19 3Q20 3Q21 Share of monthly active users Revenue share +3.8% +0.8% +7.2%TOTAL REVENUE 12.4bn SERVICE REVENUE 12.1bn EBITDA 5.2bn +3.6% OPERATIONAL CAPEX 1.0bn -35.6% BDT BDT BDT BDT 3Q21 RESULTS YOY TRENDS +7.2% +7.3%

OTHER MARKETS
Continued progress in digital experience

UZBEKISTAN

- 61% 4G population coverage
- 32% YoY increase in 4G users
- 45% YoY increase in Double- and Multiplay 4G users
- 33% YoY increase in data usage
- 24% YoY increase in data revenue[1]

Beeline

GEORGIA

- 92% 4G population coverage
- 5.0% YoY increase in 4G users
- 33% YoY increase in Double- and Multiplay 4G users
- 29% YoY increase in data usage
- 18% YoY increase in data revenue[1]

Beeline

KYRGYZSTAN

- 93% 4G population coverage
- 13% YoY increase in 4G users
- 11% YoY increase in Double- and Multiplay 4G users
- 26% YoY increase in data usage
- 3.3% YoY increase in data revenue[1]

Beeline

1. Data revenue YoY trend refers to local currency

12

VEON DIGITAL PRODUCTS
Growing range of digital services and partnerships

VEON

JAZZCASH
14mn
Monthly active users
+44% YoY

89K
Monthly active merchants
3 times YoY

MY KYIVSTAR
3.0mn
Monthly active users
+34% YoY

SIMPLY
455K
Registered users
6.6 times QoQ

TOFFEE
6.3mn
Monthly active users
3.6 times YoY

150.2mln
Sessions
5.1 times YoY

BEELINE TV RUSSIA
3.1mn
Monthly active users
+17% YoY

KYIVSTAR TV
480K
Monthly active users
+92% YoY

RUSSIA
RUB 814mn
Big Data/AdTech revenue
2.3 times YoY

KAZAKHSTAN
KZT 168mn
Big Data/AdTech revenue
2.2 times YoY

KYIVSTAR
UAH 55mn
Big Data/AdTech revenue
2.6 times YoY

Global and local partnerships

BIMA · Payoneer · VISA

13

14 1.9x 1.4x2.4x 3.0x 1.8x 2.2x 0.3x 0.4x VEON DIGITAL PRODUCTS AND 4G NETWORK ROLLOUT Supporting higher customer engagement Group-wide In 3Q21 double play 4G and multiplay 4G customers demonstrated higher engagement versus total customer base ARPU Churn rate Data usage Minutes of use Total customers Double play 4G customers Multiplay 4G customers DOUBLE/MULTIPLAY 4G CUSTOMERS 18% 25% 34% 41% 52% 61% 3Q19 3Q20 3Q21 Share of monthly active users Revenue share

15 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. 3Q21 FINANCIAL RESULTS Serkan Okandan

16 3Q21 HIGHLIGHTS Key financial results and YoY trends TOTAL REVENUE $2.005bn +11.2% local currency EBITDA $889mn +9.1% +13.6% norm.1 local currency DATA REVENUE $685mn +18.8% local currency SERVICE REVENUE $1.825bn +9.4% local currency EBITDA MARGIN 44.4% -0.6p.p. reported EQUITY FREE CASH FLOW $308mn OPERATIONAL CAPEX $381mn +17.1% local currency NET INCOME $195mn $(645)mn reported 3Q20 Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1st July 2021 in line with the IFRS 5 requirements 1. YoY trend for EBITDA normalized for material one-off items in Pakistan, Kazakhstan and Uzbekistan as detailed in the 3Q21 Earnings Release +18.1% reported+8.4% reported+10.2% reported +8.6% reported +16.0% reported

3Q21 REVENUE
Strong YoY revenue performance for the Group

3Q21 RESULTS YOY TRENDS

TOTAL REVENUE
$2.005bn
+11.2% local currency
+10.2% reported

SERVICE REVENUE
$1.825bn
+9.4% local currency
+8.4% reported

DATA REVENUE
$685mn
+18.8% local currency
+18.1% reported

REVENUE IN 3Q21
(USD million)



1,025
349
270
150
145
51
22
-8
2,005
Russia
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Georgia and Kyrgyzstan
Eliminations
Group
Local currency growth
8.2%
13.0%
11.9%
25.5%
7.2%
10.4%
+10.7%

- Double digit growth in total revenue on a reported basis and on a local currency basis
- Strong quarter across the board with local currency YoY revenue growth in all countries
- Encouraging improvement in Russian service revenue growth
- Growth driven by strong 4G adoption, customer growth and increase in demand for data

17

3Q21 EBITDA AND NET INCOME
Project Optimum supports healthy EBITDA performance

VEON

3Q21 RESULTS
YOY TRENDS

EBITDA
$889mn
+9.1%
+13.6% norm[1]
local currency
+8.6% reported

EBITDA MARGIN
44.4%
-0.6p.p.

NET INCOME
$195mn

EBITDA IN 3Q21
(USD million)



384
183
173
86
62
26
10
-35
889
Russia
Ukraine
Pakistan
Kazakhstan
Bangladesh
Uzbekistan
Georgia and Kyrgyzstan
HQ and eliminations
Group

	Russia	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Georgia and Kyrgyzstan	HQ and eliminations	Group
Local currency YoY growth	1.9%	11.4%	-9.7%	36.7%	3.6%	376.7%	204%		9.1%
Normalized YoY growth[1]			24.6%	26.7%		31.2%			13.6%

- Continued focus on cost efficiency across the Group and countries
- Further reduction in HQ costs
- Adjusting for prior year provision reversal in Pakistan, encouraging margin trends for the Group
- Tangible benefits from Project Optimum expected in 2022

1. YoY trend for EBITDA normalized for material one-off items in Pakistan, Kazakhstan and Uzbekistan as detailed in the 3Q21 Earnings Release

18

19 3Q21 OPERATIONAL CAPEX BUILD-UP Operational cashflow achieved while investment continues 231 381 58 44 24 12 6 5 1 Russia Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Georgia and Kyrgyzstan HQ and eliminations Group OPERATIONAL CASH FLOWS (EBITDA LESS OPERATIONAL CAPEX) IN 3Q21 (USD million) 153 509 138 115 63 50 20 5 -35 Russia Ukraine Pakistan Kazakhstan Bangladesh Uzbekistan Georgia and Kyrgyzstan HQ and eliminations Group OPERATIONAL CAPEX IN 3Q21 (USD million) OPERATIONAL CAPEX $381mn CAPEX INTENSITY 25.2% 3Q21 RESULTS YOY TRENDS 16.0% reported +17.1% local currency 22.0% YTD last twelve months

3Q21 EQUITY FREE CASH FLOW AND NET DEBT
Strong equity free cashflow performance

VEON

3Q21 RESULTS YOY TRENDS

LEVERAGE
2.5X
0.2x lower reported

GROSS DEBT
$9.551bn
-1.6% reported

NET DEBT[1]
$8.154bn
-5.6% reported

EQUITY FREE CASH FLOW GENERATION IN 3Q21
(USD million)



889
-381
-117
-91
-59
-18
64
25
311
-4
308
EBITDA
Op Capex (excl. license payments)
Lease payments (incl. interest and principal)
Net financial costs (excl. lease payments)
Net tax paid
Movements in provisions
Working capital (EBITDA and Capex)
Other
Equity Free Cash Flow before license payments
License payments
Equity Free Cash Flow

- Significant improvement in Equity free cash flow from negative USD 17mn in 1Q21 and USD 30mn in 2Q21
- Total cash and undrawn committed credit lines of USD 3.0 billion
- Average cost of debt 6.3%, up 20bps YoY, and average debt maturity 3.2 years (+0.4 years YoY)
- Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (USD cost 5.01%)

1. Excluding banking operations in Pakistan

20

21 FY 2021 OUTLOOK Improved 2021 Guidance 9M21 Actual 1Q21 FY 2021 Guidance update 2Q21 FY 2021 Guidance update FY 2021 Guidance new Total Revenue +9.7% YoY in local currency Mid single-digit local currency growth in revenue and EBITDA High single-digit local currency growth High single-digit local currency growth EBITDA +8.7% YoY in local currency Mid to high single-digit local currency growth Minimum 8% local currency growth Capex intensity 25.2% 22%-24% 22-24% 22-24%

22 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. 3Q21 FINANCIAL RESULTS Serkan Okandan

FY 2021 PRIORITIES

Execution gains momentum

1	4G network rollout	**46% 4G penetration, +10p.p. YoY**
2	Russia back to YoY growth	**Revenue up 8% YoY in local currency Service revenues 4.7% YoY**
3	Double-digit growth in Ukraine, Pakistan and Kazakhstan	**Revenue +15% YoY in aggregate in local currency**
4	Build digital scale through targeted verticals	**Toffee MAU 3.6x YoY, JazzCash MAU +44% YoY Multiplay subscribers +59% YoY**
5	Optimize capital structure and streamline portfolio	**Acquisition of minority stake in Georgia Direct ownership in Uzbekistan**
6	Focus on cost efficiencies	**Continued progress on Project Optimum**
7	Create tower business units, country by country to grow efficiencies, alliances and value	**Sale of Russia tower assets**

23

24 APPENDIX

25 IMPORTANT COMPARABILITY MATTERS Algeria key financial (reported as discontinued operations) DZD million 3Q21 3Q20 YoY 9M21 9M20 YoY Total revenue 23,077 22,275 3.6% 66,051 65,166 1.4% EBITDA 10,818 10,155 6.5% 29,330 28,127 4.3% EBITDA margin 46.9% 45.6% 1.3pp 44.4% 43.2% 1.2pp Operational Capex 3,012 3,318 (9.2%) 9,773 8,138 20.1% Capex intensity 15.6% 14.4% 1.2pp 15.6% 14.4% 1.2pp Mobile Total revenue 23,077 22,275 3.6% 66,051 65,166 1.4% Service revenue 22,992 22,149 3.8% 65,817 64,779 1.6% Data revenue 9,838 8,332 18.1% 27,443 24,532 11.9% Customers (mln) 14.1 14.2 (0.8%) Data customers (mln) 9.9 9.1 7.7% 4G Smartphone users (mln) 8.6 6.4 35.3% 4G users (mln) 7.1 5.5 29.2% ARPU (PKR) 545 524 4.1% MOU (min) 498 488 2.0% Data usage (GB/user) 6.9 4.8 42.5% 4G coverage 67% 47% 20pp

IMPORTANT COMPARABILITY MATTERS
Algeria key financial (reported as discontinued operations)

VEON

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million unaudited	3Q21	3Q20	YoY reported	9M21	9M20	YoY reported
Total revenue	170	173	(1.8%)	493	519	(5.0%)
Service revenue	170	172	(1.6%)	491	516	(4.8%)
EBITDA	80	79	1.0%	219	224	(2.3%)
EBITDA margin	46.9%	45.6%	1.3pp	44.4%	43.2%	1.2pp
Depreciation, amortization, impairments and other	(48)	(44)	(10.2%)	(150)	(133)	(13.0%)
EBIT (Operating Profit)	31	35	(10.6%)	69	91	(24.7%)
Financial income / (expenses)	(3)	(3)	(12.0%)	(12)	(8)	(57.4%)
Net foreign exchange (loss) / gain and others	(10)	7	n.m.	1	(11)	n.m.
Other non operating gains / (losses)	-	-		-	-	
Profit before tax	28	31	(11.1%)	55	80	(30.6%)
Income tax expense	(8)	(8)	9.5%	(15)	(21)	27.7%
Profit / (Loss) for the period	20	23	(11.7%)	40	59	(31.6%)
Of which Profit / (Loss) attributable to non-controlling interest	-	-		-	-	
Of which Profit / (Loss) attributable to VEON shareholders	20	23	(11.7%)	40	59	(31.6%)

	3Q21	3Q20	YoY reported	9M21	9M20	YoY reported
Operational capex	22	26	(13.8%)	73	64	13.6%
Capex intensity (LTM Operational capex/revenue)	15.6%	14.4%	1.2pp			

FINANCIAL POSITION AND CASH FLOW

USD million unaudited	3Q21	2Q21	QoQ
Total assets	1,769	1,829	(3.3%)
Total liabilities	427	481	(11.1%)
Total equity	1,342	1,349	(0.5%)
Gross debt	127	130	(2.2%)
Lease Liabilities - principal	127	130	(2.2%)
Net debt	35	24	44.3%
Net debt/LTM EBITDA	0.1	0.1	

	3Q21	3Q20	YoY
Net cash from/(used in) operating activities	92	89	3
Net cash from/(used in) investing activities	(23)	(21)	(2)
Net cash from/(used in) financing activities	(80)	(86)	5

26

27 Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business, in line with the IFRS 5 requirements, become a discontinued operation, and is accounted for as “Asset held for sale”. This implies its deconsolidation from both the current and prior year base, and the beginning of its “fair value” accounting, measured at the lower of the carrying amount of the discontinued business and its fair market value less costs to sell. Any upwards deviation from this value in respect of the final valuation would result in a gain, which would be accounted for as a profit from discontinued operations. IMPORTANT COMPARABILITY MATTERS ALGERIA (Discontinued operation)

28 Balance Sheet - All the assets and liabilities of Algeria are shown as held for sale in a single line item under current assets and liabilities Income Statement - Profit and loss from Algerian operations is shown as a separate line item on face of income statement as “profit/loss from discontinued operations” Also, the comparative information is restated to corroborate with the current quarter disclosures Notes to the financials - a separate disclosure will be required in notes to disclose the details of the deal together with a snapshot of summarized balance sheet and profit and loss relating Algerian operations IMPORTANT COMPARABILITY MATTERS ALGERIA (Disclosure consideration)

29 IMPORTANT COMPARABILITY MATTERS Acquisition of Non-controlling interest (NCI) in Georgia VEON acquired in September 2021 the outstanding 20% in Georgia from the minority shareholder for a total consideration of USD 6.5 million. This transaction resulted in VEON’S ownership in the Georgian operations increasing to 100%. This transaction is scoped under IFRS 10. Consolidated financial statements where it is required that any changes in the proportion of NCI as a result of difference between the amount received against the carrying value of NCI share shall be recognized in equity attributable to owners of the parent. Accordingly, a downward adjustment in the equity of owners of VEON will be recorded as of 3Q21. Balance Sheet - The acquisition of the shares for USD 6.5 million adversely impacts VEON’s equity (no impact on EBITDA and Revenue). Negative impact on equity is USD 73 million.

30 0.09 0.74 1.95 1.31 1.88 0.41 1.29 0.05 2021 2022 2023 2024 2025 2026 2027 >2027 USD RUB PKR BDT EUR KZT UAH 53% 38% 7% 4% -2% 58% 31% 7% 3%1% 61% 16% 8% 5% 3% 2%2% 3% CASH CURRENCY MIX1 FINANCIAL RESULTS Group capital structure as at 30 September 2021 NET DEBT CURRENCY MIX (EXCLUDING LEASES AFTER HEDGING2,3) GROSS DEBT CURRENCY MIX (EXCLUDING LEASES) 1. Cash and cash equivalents include an amount of USD 87 million relating to banking operations in Pakistan 2. For Q3 2021 the amount of USD debt swapped to RUB amounted to USD 180 million 3. Net debt currency mix does not include USD 87 million relating to banking operations in Pakistan USD 6.3bn USD 7.7bn USD 1.5bn TOTAL LIQUIDITY USD 3 BN | 3Q21 COST OF CORPORATE DEBT 6.3%, 20 bps HIGHER THAN 3Q20 LEGEND: USD RUB PKR BDT UAH DZD EUR OTHER Total Gross debt USD 9.6bn Total Net debt USD 8.2bn DEBT MATURITY SCHEDULE (USD Billion)

31 DEBT BY ENTITY1 1. Excluding lease liabilities 2. As of September 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 30 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 30 SEPTEMBER 2021 USD MILLION EQUIVALENT Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts2 and other Total VEON Holdings B.V. 5,116 1,649 - 6,765 Pakistan Mobile Communications Limited - 557 - 557 Private Joint Stock Company Kyivstar - 262 - 262 Banglalink Digital Communications Ltd. - 74 - 74 Other 10 23 30 63 Total 5,126 2,565 30 7,721 Total excl. HQ cash pool overdrafts 7,691

32 FINANCIAL RESULTS Debt transactions extended maturity COST OF DEBT 0.2 p.p. HIGHER THAN 3Q20 • RUB 20 billion (USD 273 million) 5 year bond with coupon of 8.125% issued under global MTN program • Bond issued at limited spread of 1.25% over OFZ thus indicating credit strength of the Group • Proceeds from RUB 20 billion (USD 273 million) bond utilized to prepay Sberbank facility by RUB 20 billion (USD 273 million). • Kyivstar concluded UAH 1.275 billion (USD 48 million) facility with Credit Agricole. This facility is guaranteed by VEON Holdings B.V. and has been fully drawn AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (in years) 6.1% 5.9% 5.9% 6.1% 6.3% 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 2.8 3.5 3.4 3.3 3.2 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21

RECONCILIATION TABLES
extract from VEON Ltd.'s Earnings Release

RECONCILIATION OF CONSOLIDATED EBITDA

USD million unaudited	3Q21	3Q20	9M21	9M20
EBITDA	889	819	2,505	2,403
Depreciation	(392)	(352)	(1,143)	(1,086)
Amortization	(81)	(75)	(222)	(235)
Impairment loss	(0)	(790)	(5)	(791)
Loss on disposals of non-current assets	(4)	(4)	(8)	(16)
Operating profit	413	(402)	1,127	275
Financial Income and Expenses	(182)	(169)	(497)	(540)
- including finance income	4	5	10	20
- including finance costs	(186)	(174)	(507)	(560)
Net foreign exchange (loss)/gain and others	7	7	25	89
- including other non-operating (losses)/gains	17	(1)	24	100
- including net foreign exchange gain/(loss)	(10)	7	1	(11)
Profit before tax	238	(565)	655	(175)
Income tax expense	(111)	(103)	(284)	(234)
Profit/(loss) from discontinued operations	68	23	88	59
Profit/(Loss) for the period	195	(645)	460	(350)
of which profit/(loss) attributable to non-controlling interest	50	(24)	85	6
of which profit/(loss) attributable to VEON shareholders	145	(620)	375	(357)

RECONCILIATION OF CAPEX

USD million unaudited	3Q21	3Q20	9M21	9M20
Operational Capex	381	328	1,260	1,150
Adding back purchase of licenses	(8)	11	110	50
Difference in timing between accrual and payment for capital expenditures	(26)	34	(43)	8
Cash paid for purchase of property, plant and equipment and intangible assets	347	373	1,327	1,208

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	3Q21	3Q20	YoY	9M21	9M20	YoY
EBITDA	889	819	8.6%	2,505	2,403	4.2%
Movements in Working Capital and other	26	93	(71.9%)	(79)	7	n.m.
Movements in provisions	(18)	4	n.m.	(16)	(15)	(6.6%)
Interest paid, incl.	(131)	(137)	4.4%	(435)	(472)	7.9%
Interest paid	(95)	(99)	4.2%	(327)	(364)	10.2%
Lease Liabilities - Interest Component	(36)	(38)	5.0%	(108)	(108)	0.1%
Interest received	4	4	5.1%	10	19	(50.7%)
Net Tax Paid	(59)	(98)	39.5%	(192)	(234)	17.9%
Discontinued operations from operating activity	92	89	2.8%	209	166	26.0%
Cash Flow from Operating Activities	803	775	3.7%	2,002	1,875	6.8%
Purchase of property, plant and equipment and intangible assets, incl.	(347)	(373)	7.1%	(1,327)	(1,208)	(9.9%)
Operational Capex	(381)	(328)	(16.0%)	(1,260)	(1,150)	(9.5%)
Licenses payments	(4)	(8)	52.4%	(79)	(65)	(22.2%)
Working capital part related to Capex excl licenses	38	(37)	n.m.	11	7	67.9%
Inflows/(outflows) from deposits	19	13	45.0%	(33)	(84)	60.7%
Receipts from / (investment in) financial assets	(8)	11	n.m.	38	(28)	n.m.
Other proceeds from investing activities, net	4	(16)	n.m.	(2)	(11)	80.7%
Discontinued operations in investing activity	(23)	(21)	(10.2%)	(89)	(78)	(13.1%)
Cash Flow from Investing Activities	(355)	(386)	8.1%	(1,414)	(1,410)	(0.3%)
Lease Payments - Principal amount	(81)	(74)	(9.0%)	(231)	(212)	(9.0%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	(11)	(5)	(98.4%)	9	131	(93.2%)
Excl. balances movements in Pakistan banking	20	(2)	n.m.	74	3	n.m.
Excl. Discontinued operations	(69)	(69)	(0.5%)	(120)	(87)	(37.7%)
Equity Free Cash Flow	308	239	29.2%	320	300	6.6%

33

RECONCILIATION TABLES
extract from VEON Ltd.'s Earnings Release

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

3Q21 compared to 3Q20

	Total Revenue			EBITDA		
	Local currency	Forex, Armenia sale and Other	Reported	Local currency	Forex, Armenia sale and Other	Reported
Russia	8.2%	0.1%	8.3%	1.9%	0.1%	2.0%
Pakistan	13.0%	2.1%	15.1%	(9.7%)	1.4%	(8.2%)
Ukraine	11.9%	2.9%	14.8%	11.4%	2.9%	14.3%
Bangladesh	7.2%	(0.2%)	7.0%	3.6%	(0.1%)	3.4%
Kazakhstan	25.5%	(2.3%)	23.2%	36.7%	(2.5%)	34.2%
Uzbekistan	10.4%	(4.2%)	6.1%	376.7%	(17.3%)	359.3%
Total	11.2%	(1.0%)	10.2%	9.1%	(0.5%)	8.6%

9M21 compared to 9M20

	Total Revenue			EBITDA		
	Local currency	Forex, Armenia sale and Other	Reported	Local currency	Forex, Armenia sale and Other	Reported
Russia	5.3%	(5.0%)	0.3%	(0.3%)	(5.0%)	(5.3%)
Pakistan	15.3%	2.3%	17.5%	2.6%	2.1%	4.7%
Ukraine	14.9%	(4.0%)	10.9%	14.6%	(4.0%)	10.6%
Bangladesh	4.1%	0.1%	4.2%	0.4%	0.1%	0.5%
Kazakhstan	23.2%	(4.7%)	18.5%	23.9%	(4.8%)	19.1%
Uzbekistan	1.2%	(6.2%)	(5.0%)	40.1%	(10.0%)	30.1%
Total	9.7%	(4.7%)	5.0%	8.7%	(4.4%)	4.2%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD million	30 September 2021	30 June 2021	31 March 2021
Net debt excluding banking operations in Pakistan	8,154	8,634	8,376
Cash and cash equivalents*	1,498	1,192	1,193
Deposits in MMBL and JazzCash in Pakistan	(102)	(124)	(50)
Long - term and short-term deposits	1	1	1
Gross debt	9,551	9,703	9,519
Interest accrued related to financial liabilities	109	83	108
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(10)	(9)	(17)
Derivatives not designated as hedges	16	16	0
Derivatives designated as hedges	9	13	33
Other financial liabilities	95	1	44
Total financial liabilities	9,769	9,808	9,687

*) In 3Q21 cash and cash equivalents include an amount of USD 87 million relating to banking operations in Pakistan

34

35 RUSSIA Service revenue growth accelerates 1. 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 65.5 69.6 71.9 68.4 69.6 75.3 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 +8.2% YoY 25.7 27.7 26.2 26.8 26.3 28.2 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 +1.9% YoY REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION1 (Million and %) 20.1 21.7 22.6 23.1 24.2 25.4 42% 46% 48% 49% 51% 53% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 DIGITAL PRODUCTS Beeline TV MAU FinTech app MAU DIGITAL OPERATOR Self-care app MAU 9.2mn (+13.9% YoY) INFRASTRUCTURE # of 4G sites 47.2k (+15.5% YoY) 3.1mn (+16.7% YoY) 165k (9.2 times YoY) 4G population coverage ARPU 89.0% (+2p.p. YoY) RUB361 (+3.1% YoY) Data Usage per subscriber 13.4Gb (+46.7% YoY) Total mobile subscribers # of sites 60.1k 50.6mn Double/ Multiplay 4G MAU 16.9mn Big Data & AdTech Revenue Growth +2.3 times YoY

36 UKRAINE Strong performance in revenue and EBITDA continues REVENUE (UAH Billion) EBITDA (UAH Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS Kyivstar TV MAU FinTech app MAU DIGITAL OPERATOR Self-care app MAU 3.0mn (+33.7% YoY) INFRASTRUCTURE # of 4G sites 12.6k (+38.3% YoY) 480.0k (92.3% YoY) 590k (43% YoY) 4G population coverage ARPU 89.4% (+5.2p.p. YoY) UAH86 (+9.7% YoY) Data Usage per subscriber 7.0Gb (+19.8% YoY) Total mobile subscribers # of sites 12.7k 26.3mn Double/ Multiplay 4G MAU 8.4mn Big Data & AdTech Revenue Growth 2.6 times YoY +11.9% YoY +11.4% YoY 6.0 6.5 6.7 6.8 7.1 7.3 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4.1 4.4 4.5 4.7 4.8 4.9 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 7.8 8.8 9.3 9.7 10.3 11.6 31% 34% 36% 38% 40% 44% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

37 EBITDA1 (PKR Billion) PAKISTAN Market-leading position anchored on 4G and digital services 1. 3Q20 EBITDA was positively impacted by a reversal of a provision (PKR 8.6 billion) 2. Includes users who are active in more than one application +13.0% YoY -9.7% YoY REVENUE (PKR Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS JazzCash MAU Entertainment apps MAU2 DIGITAL OPERATOR Self-care app MAU 9.4mn (+40.6% YoY) INFRASTRUCTURE # of 4G sites 12.1k (+14.8% YoY) 13.9mn (+43.6% YoY) 3.2mn (+1.6% YoY) 4G population coverage ARPU 65.0% (+9.0p.p. YoY) PKR245 (+1.5% YoY) Data Usage per subscriber 4.9Gb (+28.5% YoY) Total mobile subscribers # of sites 14.0k 71.4mn Double/ Multiplay 4G MAU 16.2mn 21.7 22.8 23.2 24.7 24.8 28.4 31.4 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 47.1 50.7 52.3 55.0 57.2 57.3 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 19.1 22.2 25.0 28.7 30.8 33.8 30% 35% 38% 41% 44% 47% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

38 EBITDA1 (KZT Billion) KAZAKHSTAN Second consecutive quarter of growth above 20% 1. 4Q20 EBITDA was positively impacted by tax incentive for radio frequencies (KZT 4.8 billion) +25.5% YoY +36.7% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS FinTech MAU DIGITAL OPERATOR Self-care app MAU 2.5mn (+60.7% YoY) INFRASTRUCTURE # of 4G sites 5.4k (+41.9 YoY) 1.4mn (+20.8% YoY) 4G population coverage ARPU 80.0% (+4.8p.p. YoY) KZT1,777 (+22.7% YoY) Data Usage per subscriber 13.0Gb (+36.1% YoY) Total mobile subscribers # of sites 6.4k 9.8mn Double/ Multiplay 4G MAU 4.2mn Big Data & AdTech Revenue Growth 2.2 times YoY 4.2 4.8 5.2 5.3 5.7 6.1 44% 50% 54% 56% 59% 62% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 46.4 50.9 54.5 53.7 58.9 63.9 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 25.3 26.9 27.7 27.7 30.8 34.1 32.5 36.8 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

39 BANGLADESH 4G rollout enables strong growth in data consumption +7.2% YoY +3.6% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) DIGITAL PRODUCTS Toffee TV sessions Toffee TV MAU DIGITAL OPERATOR Self-care app MAU 3.1mn (2.1 times YoY) INFRASTRUCTURE # of 4G sites 9.6k (+25.7% YoY) 43.7mn (4.5 times YoY) 6.3mn (3.6 times YoY) 4G population coverage ARPU 68.8% (+15.5pp. YoY) BDT117 (+0.7% YoY) Data Usage per subscriber 4.1Gb (+78.4% YoY) Total mobile subscribers # of sites 10.2k 34.8mn Double/ Multiplay 4G MAU 5.4mn 11.1 11.5 11.4 11.4 11.8 12.4 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4.6 5.1 4.6 4.7 4.8 5.2 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 5.9 7.0 8.0 9.0 9.9 11.4 18% 21% 24% 26% 29% 33% 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21

40 MAIN DEFINITIONS Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalised leases. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) operational capex divided by LTM revenue. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalised leases. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and after lease payments (principal amount); excluding balance movements in Pakistan banking, excluding M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G) network technologies. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. Multiplay 4G customers are double play 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. All non-IFRS measures disclosed in this presentation (including, without limitation, EBITDA, EBITDA margin, operational capex, capex intensity, net debt, equity free cash flow, and local currency trends) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof.